Artificial Intelligence Economic Development Corporation

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Leonard Johnson
Artificial Intelligence Economic Development Corporation
Huntington Beach, CA

We have reviewed the accompanying financial statements of Artificial Intelligence Economic Development Corporation (the company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Artificial Intelligence Economic Development Corporation (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 5 to the financial statements, the company is pre-revenue and has relied on capital from its owners and short term debt to finance operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.



_____

Philip Debaugh, CPA

OWINGS MILLS, MD
March 15, 2022

Artificial Intelligence Economic Development Corporation
Balance Sheet
As of December 31, 2021 and 2020

	2021	2020
	$	$
Assets		
Current Assets		
Cash and cash equivalents	8,702	11,802
Total Current Assets	8,702	11,802
Noncurrent Assets		
Trademark, net of accumulated amortization	2,200	2,600
Total Noncurrent Assets	2,200	2,600
Total Assets	10,902	14,402
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Current Liabilities		
Note Payable	13,267	-
Accrued expenses	600	600
Total Current Liabilities	13,867	600
Total Liabilities	13,867	600
Stockholders' Equity		
Equity		
Preferred stock, par value $0.06; 340,000 shares authorized, zero issued and outstanding	-	-
Common stock, par value $0.06; 660,000 shares authorized, 643,684 and 635,800 issued and outstanding as of December 31, 2021 and 2020, respectively	38,621	38,148
Additional paid-in capital	86,078	53,854
Accumulated Deficit	(127,664)	(78,200)
Total Stockholders' Equity	(2,965)	13,802
Total Liabilities & Stockholders' Equity	10,902	14,402

Artificial Intelligence Economic Development Corporation
Statement of Income
For the years ended December 31, 2021 and 2020

	2021	2020
	$	$
Operating Expenses		
Rent	27,516	24,000
Utilities	7,693	-
Business Development	6,055	-
Research and development	5,120	-
Legal and other professional fees and services	1,000	600
Goodwill and intangible asset amortization	400	400
Total Operating Expenses	47,784	25,000
Operating Income (Loss)	(47,784)	(25,000)
Other Income (Expense)		
Interest expense	(1,680)	-
Net Income (Loss)	(49,464)	(25,000)

5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Artificial Intelligence Economic Development Corporation
Statement of Changes in Stockholders' Equity
For the years ended December 31, 2021 and 2020

	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Balance at January 1, 2020	635,800	38,148	48,706	(53,200)	33,654
Net income (loss)	0	-	-	(25,000)	(25,000)
Additional Paid-In Capital, net	0	-	5,148	-	5,148
Balance at December 31, 2020	635,800	38,148	53,854	(78,200)	13,802
Net income (loss)	0	-	-	(49,464)	(49,464)
Additional Paid-In Capital, net	0	-	32,224	-	32,224
Issuance of common stock	7,884	473	-	-	473
Balance at December 31, 2021	643,684	38,621	86,078	(127,664)	(2,965)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Artificial Intelligence Economic Development Corporation

Statement of Cash Flows

For the years ended December 31, 2021 and 2020


	2021	2020
	$	**$**
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(49,464)	(25,000)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	400	400
Net Cash Provided by (Used in) Operating Activities	(49,064)	(24,600)
Cash Flows from Financing Activities		
Net proceeds from (repayments of) short-term borrowings	13,267	-
Owner capital contributions/ (return of capital)	(43,479)	5,148
Net Proceeds from issuance of common stock	76,176	-
Net Cash Provided by (Used in) Financing Activities	45,964	5,148
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(3,100)	(19,452)
Cash, cash equivalents, and restricted cash at beginning of year	11,802	31,254
Cash, Cash Equivalents, and Restricted Cash at End of Year	8,702	11,802
Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	8,702	11,802
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	1,680	-


See independent accountant's review report. The accompanying notes are an integral part of these financial statements.


Notes to the Financial Statements

Artificial Intelligence Economic Development Corporation
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Artificial Intelligence Economic Development Corporation (the company) was incorporated in the State of Delaware on May 1, 2017 and maintains its headquarters in Huntington Beach, California.

The Company is a 5G - Cloud Mobile App Maker and Service Provider with Machine Learning to help small and midsize businesses create their own (IOS & Android) mobile apps with no-code or low-code so they can engage and service their customer base, as well as provide front & back office digitization services.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. Cash consists of funds held in the Company's checking account.

e. Intangible assets

The Company's intangible assets consist of trademarks that have been acquired since inception. The gross capitalized amount of trademarks is $4,000, all of which are amortized straight-line over a 10 year useful

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Artificial Intelligence Economic Development Corporation
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

life.

The company reviews its long-lived assets, including finite-lived intangible assets (trademarks) for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2021, management was not aware of any other events or circumstances indicating the company's long-lived assets would not be recoverable.

f. Recent accounting pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

g. Fair value of financial instruments

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

Artificial Intelligence Economic Development Corporation
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

h. Income taxes

The Company applies *FASB ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the StateS of California and Delaware. The Company's federal income tax returns for the tax years 2020 and forward remain subject to examination by the Internal Revenue Service. The Company's California income tax returns for the years 2020 and forward remain subject to examination by the Franchise Tax Board.

Artificial Intelligence Economic Development Corporation
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

i. Comprehensive income

The company does not have any comprehensive income items other then net income.

2. Stockholders' equity

The Company's Certificate of Incorporation authorizes the issuance of 660,000 shares of Common Stock with a par value of $0.06 per share and 340,000 shares of Preferred Stock, Series A with a par value of $0.06 per share has an unlimited number of authorized preference shares and common shares. The preference shares may be issued from time to time in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions determined by the Board of Directors.

Preferred shares are non-voting and rank in priority to the common shares with respect to dividends and distributions upon dissolution. No preference shares have been issued as of December 31, 2021 and 2020. There were 643,684 and 635,800 shares of Common Stock issued and outstanding at December 31, 2021 and 2020.

3. Notes Payable

In 2021, the Company entered into a short-term loan of $27,292 which matures on June 15, 2022 with an implicit interest rate of 12%. The loan is collateralized by 170 Preferred Shares of AIEDC stock.

The total interest expense on this loan recognized during the year was $1,680.

4. Crowdfunding Offering

During 2021, the Company entered into an offering to raise between $10,000 and $249,600 through the sale of its common stock under Regulation CF. During the year the Company issued 7,884 shares at a price of $10.40 per share for a total proceeds of $81,994. The net proceeds after payment of commission and fees to the SEC registered funding portal was $76,176.

5. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

6. Going concern

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Artificial Intelligence Economic Development Corporation
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2021 the company incurred losses from operations of $49,464 (2020 - $25,000). The company has relied on capital from its owners and short term loans to fund operations. Those factors and conditions create a substantial doubt about the company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern.

7. Subsequent events

a. Crowdfunding offering

The Company has continued its offering of common stock shares through a crowdfunding campaign (the "Crowdfunding Offering"). As of March 15, 2022, the Company has raised over $119,000 in this offering and the offering has a maximum investment of $249,600. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. Refer to Note 4 for more details on this offering.

b. Management's evaluation

Management evaluated all activity of the company through March 15, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.